UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41480

Starbox Group Holdings Ltd.

VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100

Kuala Lumpur, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry into Share Sale Agreement in Respect of Trade Router Ltd.

On January 26, 2024, Starbox Group Holdings Ltd., a Cayman Islands company (the “Company”), as the issuer, and its wholly owned subsidiary, Starbox International Ltd., a British Virgin Islands company (“Starbox International”), as the purchaser, entered into a share sale agreement (the “Share Sale Agreement”), with the four current shareholders of Trade Router Ltd. (collectively, the “Trade Router Shareholders”), as the sellers, with respect to Trade Router Ltd., a company incorporated in Seychelles (“Trade Router”).

Pursuant to the Share Sale Agreement, Starbox International agreed to acquire 100,000 shares of Trade Router (the “Sale Shares”), representing 100% of the issued and paid-up share capital in Trade Router, from the Trade Router Shareholders. In consideration for the sale of Sale Shares, the Company agreed to issue to the Trade Router Shareholders, an aggregate of 8,000,000 ordinary shares (per share price of US$0.25) of the Company with an aggregate value of US$2,000,000 (the “Consideration Shares”). The Consideration Shares will be issued to the Trade Router Shareholders on a closing date as may be agreed upon among the Company, Starbox International, and the Trade Router Shareholders, subject to the satisfaction by the Trade Router Shareholders of their obligations under the Share Sale Agreement.

The foregoing description of the Share Sale Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Sale Agreement, which is filed as Exhibit 10.1 to this Form 6-K.

The Share Sale Agreement and the transactions contemplated thereby were approved and authorized by the board of directors of the Company on January 26, 2024.

This Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File Number 333-274484), as amended, and into the base prospectus and the prospectus supplement outstanding under the foregoing registration statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibit Index

Exhibit No.	Description
10.1	Share Sale Agreement between the Company, Starbox International Ltd., and the Trade Router Shareholders dated January 26, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starbox Group Holdings Ltd.

Date: January 26, 2024	By:	/s/ Lee Choon Wooi
	Name:	Lee Choon Wooi
	Title:	Chief Executive Officer